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                                                           EXHIBIT (a)(1)(xxiii)




October 29, 2001



Participants in The Toronto-Dominion Bank Long Term Capital Plan (the "LTCP") Who Hold Shares of TD Waterhouse Group, Inc.:

Re:      Operation of the LTCP and Take-Over Bid Instruction Form

As you are likely aware, TD Waterhouse Holdings, Inc. has made an offer to purchase the common shares of TD Waterhouse Group, Inc. at US$9.00 net per share in cash for each outstanding share. Certain employees have or had the opportunity to participate in the LTCP and to direct that their allocation be invested in shares of TD Waterhouse Group, Inc.


Attached to this notice is a Take-Over Bid Instruction Form. Please read this form carefully. You are being given the opportunity to tender (or not tender) such shares. YOU MUST COMPLETE THE FORM IN ORDER TO CAUSE THE SHARES TO BE TENDERED ON YOUR BEHALF. IF YOU DO NOT COMPLETE AND MAIL THIS FORM, YOUR SHARES WILL NOT BE TENDERED.


If you choose to tender the shares, the money received will be allocated to either the TD Premium Money Market Fund or the TD Money Market Fund, based on your eligibility for these funds. Each of the foregoing funds is an investment option for those who seek principal stability and can accept lower income than longer-term investments typically provide. The objective of each fund is to earn a high rate of interest income and at the same time to preserve capital, and maintain liquidity. The funds invest in high-quality money market securities, including Canadian Treasury Bills, generally maturing in not more than one year. An investment in these funds is not guaranteed by CDIC or any other government agency. Although the funds seek to preserve the value of your investment at $10.00 per unit, it is possible to lose money by investing money in these funds.


In view of the Offer, it has been determined that no further shares of TD Waterhouse Group, Inc. will be purchased by the LTCP. Other than this, there will be no change to the current options made available to you for investments under this Plan and the LTCP program will continue to permit employees to change new and existing investment selections from time to time. Except as noted, the administrators of the program will continue to honour both existing instructions and all new instructions, in accordance with the terms and the timing provisions of the LTCP.

This document is not a solicitation for the tender of shares and none of The Toronto-Dominion Bank, The Canada Trust Company or any of their respective affiliates is making any recommendation as to whether any employees of The Toronto-Dominion Bank or any of its affiliates should tender their shares in the Offer.
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Should you have any questions on the foregoing, please contact the TDBFG
Employee Future Builder program at 1-800-268-9762.


Sincerely,




Allen W. Bell
Executive Vice-President, Group Human Resources